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                                                                    EXHIBIT 99.4


                             [HEALTH CARE REIT LOGO



F O R  I M M E D I A T E  R E L E A S E

                                                 SEPTEMBER 6, 2002
                                                 FOR MORE INFORMATION CONTACT:
                                                 RAY BRAUN - (419) 247-2800
                                                 MIKE CRABTREE - (419) 247-2800



                          HEALTH CARE REIT, INC. ISSUES
                     $150 MILLION IN SENIOR UNSECURED NOTES

Toledo, Ohio, September 6, 2002........HEALTH CARE REIT, INC. (NYSE:HCN) today announced that it has priced a public offering of $150 million of senior unsecured notes due September 2012 at an effective yield of 8.07 percent. The company intends to use the net proceeds from the sale to invest in additional health care properties. Pending such use, the proceeds will be used primarily to repay borrowings under unsecured revolving lines of credit.

Deutsche Bank Securities Inc. and UBS Warburg acted as joint-lead managers.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily skilled nursing and assisted living facilities. At June 30, 2002, the company had investments in 229 health care facilities in 34 states and had total assets of approximately $1.5 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements concern the possible expansion of our portfolio; the performance of our operators and properties; our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any; our ability to make distributions; our policies and plans regarding investments, financings and other matters; our tax status as a real estate investment trust; our ability to appropriately balance the use of debt and equity; and our ability to access capital markets or other sources of funds. When we use words such as "believes", "expects", "anticipates", or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including: the status of the economy; the status of capital markets, including prevailing interest rates; compliance with and changes to regulations and payment policies within the health care industry; changes in financing terms; competition within the health care and senior housing industries; and changes in federal, state and local legislation. Finally, we assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.



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